



Andrea Yoch · 3rd

President Andrea Yoch & Co.,
President and Co-Founder Minnesota
Women's Soccer

St Paul, Minnesota, United States ·

Contact info

500+ connections

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Minnesota Women's Soccer

Boston College

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Minnesota based company raisir
for Toys for Tots.

kare11.com

Local company, Gray Duck Spirits
back to the community this holida

Experience



President and Co-Founder
Minnesota Women's Soccer · Self-employed
Jun 2021 – Present · 3 mos



Launch Day



President
Andrea Yoch & Co. · Self-employed
Feb 2016 – Present · 5 yrs 7 mos
Greater Minneapolis-St. Paul Area

Utilizing over 30 years of marketing experience to help businesses achieve their goals. Love working with any sized client and any sized project to activate influencer campaigns, social media management, paid media, events and ...see more

Vice President
Minnesota United FC
Sep 2013 – Dec 2015 · 2 yrs 4 mos
Greater Minneapolis-St. Paul Area

Joined United 6 months after new ownership purchased the team as the first full time marketing and sales executive for the team. Established sponsorship department from scratch including rate cards, inventory for clients and pack ...see more



Digital Sales and Marketing Manager
KARE 11
Apr 2004 – Sep 2013 · 9 yrs 6 mos
Greater Minneapolis-St. Paul Area

Responsible for digital revenue for KARE 11 through KARE's Digital Services which includes display advertising, sponsorships, SEO, SEM and Social Media solutions. Additional roles include assisting with special events and

President
Northway Sales and Marketing
Jun 2000 – Apr 2004 · 3 yrs 11 mos

Specialized in helping high profile companies improve their Internet strategies both for content and revenue. Clients included the Minnesota Timberwolves, KSTP TV and Target Center.

Show 4 more experiences ⌄

Education



Boston College
Communications, Journalism
1985 – 1989
Activities and Societies: Heights newspaper

First female Sports Editor of the independent student newspaper, the "Heights."

Volunteer experience



Committee Volunteer
Minnesota Super Bowl Host Committee
Jan 2016 – Feb 2018 • 2 yrs 2 mos

Served as a community volunteer to help make the Minnesota Super Bowl an amazing experience for all attendees.



Board Member
ACES (Athletes Committed to Educating Students)
Oct 2018 – Present • 2 yrs 11 mos
Children

Helping support ACES4Kids staff and community engagement through marketing and social media guidance.



